PB VF 4-10-02

02022497

) STATES
CHANGE COMMISSION
, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8- 18072

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Staten Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Glen Rock Plaza, 266 Harristown Road
(No. and Street)

Glen Rock (City) N.J. (State) 07452 (Zip Code)

RECD S.E.C.
APR 08 2002
538

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Pallo (201) 670-6800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Co., CPAs, P.C.
(Name — *if individual, state last, first, middle name*)

120 Broadway (Address) New York (City) N.Y. (State) 10271 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 24 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Anthony Pallo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Staten Securities Corporation, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Anthony Pallo
Signature

Pres
Title

Notary Public

VICTOR MICHAEL MARCHIONI
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 11/19/2003

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEN SECURITIES CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2001

STATEN SECURITIES CORPORATION
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2001

CONTENTS

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAS, P.C.

Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Staten Securities Corporation
Glen Rock Plaza
266 Harristown Road
Glen Rock, New Jersey 07452

We have audited the accompanying statement of financial condition of Staten Securities Corporation as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Staten Securities Corporation as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with U. S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Todman & Co CPAs P.C.

New York, New York
February 14, 2002

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STATEN SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$	40,289
Commission receivable		20,841
Due from broker		99,601
Investment, at cost		19,500
Furniture and equipment, less accumulated depreciation of $23,652		6,000
Total assets	$	186,231

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accrued expenses	$	22,500
Total liabilities		22,500
Commitment		
Stockholder's equity		
Common stock, par value - $.01 per share Authorized, issued and outstanding - 1,000 shares		10
Additional paid-in capital		225,240
Accumulated deficit		(61,519)
Total stockholder's equity		163,731
Total liabilities and stockholder's equity	$	186,231

The accompanying notes are an integral part of this financial statement.

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STATEN SECURITIES CORPORATION
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

Revenues	
Commissions	$ 328,893
Trading loss	(38,158)
Interest and dividends	2,107
Total revenues	292,842
Expenses	
Officer's salary	21,653
Salaries and employee benefits	80,561
Depreciation	3,000
Advertising and promotion	26,645
Office expense	8,885
Equipment rental and maintenance	15,181
Insurance	20,113
Professional fees	6,245
Regulatory fees and expenses	1,129
Rent	44,174
Telephone	15,638
Other	60,542
Total expenses	303,766
Net loss	$ (10,924)

The accompanying notes are an integral part of this financial statement.

STATEN SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2001	$ 10	$ 215,240	$ (50,595)	$ 164,655
Additional paid-in capital	-	10,000	-	10,000
Net loss	-	-	(10,924)	(10,924)
Balance, December 31, 2001	$ 10	$ 225,240	$ (61,519)	$ 163,731

The accompanying notes are an integral part of this financial statement.

STATEN SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
Increase (Decrease) in Cash
YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net loss	$ (10,924)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	3,000
(Increase) decrease in assets:	
Commission receivable	(1,489)
Due from broker	(4,450)
Securities owned, at market value	26,157
Accounts payable and accrued expenses	(10,000)
Total adjustments	13,218
Net cash provided by operating activities	2,294
Net cash provided by financing:	
Additional paid-in capital	10,000
Net increase in cash	12,294
Cash, beginning of year	27,995
Cash, end of year	$ 40,289

The accompanying notes are an integral part of this financial statement.

STATEN SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 1 - Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Business

The Company, a broker dealer, clears all securities transactions through its clearing brokers on a fully-disclosed basis, and, consequently, operates under the exemptive provisions of Securities and Exchange Commission (SEC) rule 15c3-3(k)(2)(ii).

(b) Revenue Recognition

Securities transactions (and the related revenue and expense) are recorded on a settlement date basis, generally the third business day after trade date for securities and one business day for options. There is no material difference between the trade and settlement dates.

(c) Use of Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.

Note 2 - Commitment

Operating Lease

The Company leases its office space under an operating lease agreement with a monthly base rent of $2,716 through May 2002.

Note 3 - Income Taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), *Accounting for Income Taxes*, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

As of December 31, 2001, the Company's operating loss carryforwards approximated $60,000, scheduled to expire by the year 2012. The Company elected to provide a contra valuation allowance of approximately $9,000 to the deferred tax asset arising from the net operating loss carryforwards.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital rule 15c3-1, which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 1000%. At December 31, 2001, the Company's net capital of $138,231, was $38,231 in excess of the required net capital of $100,000. The Company's net capital ratio was 16.28%.

Note 5 - Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully-disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

A copy of the Company's Statement of Financial Condition, as at December 31, 2001, pursuant to SEC rule 17a-5, is available for examination at the Company's main office and at the regional office of the SEC.

STATEN SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2001

Total stockholder's equity	$ 163,731
Deductions	
Nonallowable assets	25,500
Total deductions	25,500
Net capital	138,231
Less: Minimum net capital requirements of the greater of $100,000 or 6-2/3% of aggregate indebtedness of $22,500	100,000
Net capital in excess of all requirements	$ 38,231
Aggregate indebtedness	
Accrued expenses	$ 22,500
Capital ratio - (maximum allowance 1500%)	
Ratio of aggregate indebtedness to net capital	16.28%

There were no variances between this computation of net capital under rule 15c3-1 and the Registrant's computation filed with Part IIA, Form X-17A-5. Accordingly, no reconciliation is required.

See independent auditors' report.

STATEN SECURITIES CORPORATION

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

DECEMBER 31, 2001

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAS, P.C.

Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Officers and Directors
Staten Securities Corporation
Glen Rock Plaza
266 Harristown Road
Glen Rock, New Jersey 07452

Gentlemen:

In planning and performing our audit of the financial statements and supplemental information of Staten Securities Corporation (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

TODMAN & CO., CPAS, P.C.
Certified Public Accountants and Business Consultants

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Todman + Co CPAs P.C.

New York, New York
February 14, 2002

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Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAs, P.C.

Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

April 3, 2002

Catherine Dunn
NASD Regulation Inc.
581 Main Street, 7th Floor
Woodbridge, NJ 07095

Dear Ms. Dunn:

Enclosed is the corrected copy of Staten Securities Corporation at December 31, 2001 with the statement on the net capital computation that, "there were no variances between this computation of net capital under rule 15c3-1 and the Registrant's computation filed with Part IIA, Form X-17A-5."

Very truly yours,

Todman & Co CPAs P.C.

TODMAN & CO., CPAs, P.C.

cc: NASD Rockville, MD
SEC Washington, D.C.
SEC New York, NY